UNITED STATES
                             SECURITIES AND EXCHANGE COMMISSION
                                    Washington, DC 20549


                         Under the Securities Exchange Act of 1934
                                      (Amendment No. 0)


                                         ONEIDA LTD
                                       (Name of Issuer)


                                           Common
                                (Title of Class of Securities)


                                          682505102
                                        (CUSIP Number)








































1)	     Name of Reporting Person		        	National Rural Electric
        S.S. or I.R.S. Identification			   Cooperative Association
        No. of Above Person				            53-0116145


2)	     Check the Appropriate Box	         	N/A
       	if a Member of a Group

3)     	SEC Use Only

4)     	Citizenship or Place of			        Arlington, VA
       	Organization

       	Number of				             	5)   Sole Voting Power	    1,423,640
       	Shares
       	Beneficially Owned		       6)   Shared Voting Power        0
        by Each Reporting
       	Person With				           	7)   Sole Dispositive Power 1,423,640

                                   8)   Shared Dispositive Power   0


9)   	Aggregate Amount Bene-		    	1,423,640
     	ficially Owned by Each
	     Reporting Person

10)   Check Box if the Aggregate	 	N/A
	     Amount in Row (9) Excludes
	     Certain Shares

11)  	Percent of Class Represented	 8.6%
     	by Amount in Row 9

12)	Type of Person Reporting      		EP

























Item 1 (a)	Name of Issuer

              		ONEIDA LTD

       (b)	Address of Issuer's Principal Executive Offices

              		Oneida Ltd
                163 Kenwood Ave
                Oneida, NY 13421-2899

Item 2 (a)	Name of Person Filing

              		National Rural Electric Cooperative Association

       (b)	Address of Principal Business Office

              		4301 Wilson Blvd.
              		Arlington, VA 22203

       (c)	Citizenship

                Commonwealth of Virginia - National Rural Electric
                                           Cooperative Association

     	 (d) 	Title of Class of Securities

              		Common

     	 (e)	CUSIP Number

              		682505102

Item 3	    The person filing this statement pursuant to Rule 13d-1(b)
	          or 13d-2(b) is:

	      (f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act
		           of 1974 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)



















Item 4	Ownership

    		(a)   Amount Beneficially Owned				     1,423,640

      (b)   Percent of Class						            8.6%

     	(c)   Number of Shares as to which
            Such Person Has:

         	  (i)   sole power to vote or to direct the vote	     1,423,640
		         (ii)   shared power to vote or to direct the vote    0
		        (iii)   sole power to dispose or to direct the
			               disposition of			                             1,423,640
		         (iv)   shared power to dispose or to direct the
			               disposition of					                           0

Item 5		  Ownership of Five Percent or Less of a Class

		        Not Applicable

Item 6	   Ownership of More than Five Percent on Behalf of Another Person

       			Not Applicable

Item 7	   Identification and Classification of the Subsidiary Which Acquired
          the Security Being Reported on By the Parent Holding Company

       			Not Applicable

Item 8		  Identification and Classification of Members of the Group

       			Not Applicable

Item 9		  Notice of Dissolution of Group

       			Not Applicable












Item 10		Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                         					SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


					 February 15, 2000
					       Date

					 Peter R. Morris
            Signature

					 Peter R. Morris,   Executive Director/Investments
					       Name and Title